March 8, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Ronald Alper

Re:	SVF Investment Corp. 2

Registration Statement on Form S-1

Filed February 5, 2020, as amended

File No. 333-252785

Dear Mr. Alper:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for themselves and the several underwriters, hereby joins in the request of SVF Investment Corp. 2 that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on March 8, 2021, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that 1,488 copies of the Preliminary Prospectus dated March 4, 2021 have been distributed to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
as Representative of the Several Underwriters

By:	/s/ John Eydenberg
	Name:	John Eydenberg
	Title:	Managing Director

UBS SECURITIES LLC
as Representative of the Several Underwriters

By:	/s/ Thomas Schadewald
	Name:	Thomas Schadewald
	Title:	Director

By:	/s/ Carlos Alvarez
	Name:	Carlos Alvarez
	Title:	Managing Director

DEUTSCHE BANK SECURITIES INC.
as Representative of the Several Underwriters

By:	/s/ Ravi Raghunathan
	Name:	Ravi Raghunathan
	Title:	Managing Director

By:	/s/ Brandon Sun
	Name:	Brandon Sun
	Title:	Director

CANTOR FITZGERALD & CO.
as Representative of the Several Underwriters

By:	/s/ Sage Kelly
	Name:	Sage Kelly
	Title:	Senior Managing Director, Head of Investment Banking

[Signature Page to Gazelle II- UW Acceleration Request]

MIZUHO SECURITIES USA LLC
as Representative of the Several Underwriters

By:	/s/ Andor Laszlo
	Name:	Andor Laszlo
	Title:	Managing Director

[Signature Page to Gazelle II- UW Acceleration Request]